SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For August 2, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of an Hecho Esencial filed by the Company with the Chilean Superintendencia de
                      Valores y Seguros on August 1, 2002.

Santiago, August 1, 2002

Mr. Alvaro Clarke de la Cerda
Superintendency of Securities and Insurance
Teatinos 120
Personal Delivery

                    Re: COMMUNICATES ESSENTIAL FACT
                    Telex-Chile S.A. Registration in Securities
                    Registry No. 0350


Dear Sir:

         In view of the provisions in article 9 and paragraph two of article
10 of Law No. 18.045 and Section II of the General Regulation No.
30 of the Superintendency of Securities and Insurance, being expressly authorized by Telex-Chile's (the "Company's") Directory, I hereby inform to said Superintendency the following, in the nature of essential fact:

         Telex-Chile S.A. delivered the 20-F Annual Report, which must be presented by companies that have securities in the United States' market before the Securities Exchange Commission (SEC). Ernst & Young, the Company's independent accountants, delivered an unqualified audit opinion regarding Telex-Chile's consolidated financial statements as of December 2000 and 2001.

         Ernst & Young's unqualified audit opinion, which was included with the 20-F Annual Report, was based upon: (i) the fulfillment and closing of the financial restructuring implemented by Telex-Chile S.A. during April and May 2002, by virtue of which obligations were capitalized for a total value of about Ch$73,372,993,000 which substantially modified Telex-Chile's financial situation and its conditions to operate in the future, and (ii) the fixed asset impairment charge of the Company's Colombian subsidiary Colomsat S.A., in the amount of Ch$1,276,111,000. By doing the latter, Colomsat's patrimony reflected in Telex-Chile's financial statements is zero. Recently Colomsat reached an agreement with its creditors under Law No. 550 of the Republic of Colombia, which allowed Colomsat to restructure its financial burden.

         To present the above effects in its financial statements, Telex-Chile S.A. has done the following:

     a) Reissued the FECU (Ficha Estadistica Codificada Uniforme), which corresponds to the trimester ended in March 31, 2002, reflecting the effects that the fixed asset impairment charge of Colomsat generated in the cumulative results as to January 1, 2002. Also, the balance in the Investment Related Companies' account was adjusted, which as to the first trimester of this year registered a value for Colomsat of Ch$363,293,000. The reissuing of the FECU (Ficha Estadistica Codificada Uniforme) as of March 31, 2002, which corresponds to both individual and consolidated financial statements of the trimester ended in March 31, 2002, was approved in an Extraordinary Directory Meeting held yesterday, and is presented today to the Superintendency of Securities and Insurance.

     b) The FECU (Ficha Estadistica Codificada Uniforme) for the second trimester of 2002 will include an explanatory note about the capitalization of the financial debt of Telex-Chile S.A.

         The fulfillment of the capitalization process and adjustment in Colomsat's assets allowed the Company to meet the conditions for the delivery of an unqualified audit opinion for the years 2000 and 2001, giving Telex-Chile S.A. a stable and normal status regarding its several businesses, which is reflected in its financial statements and balance sheets.

Yours truly,

Alejandro Rojas Pinaud
   General Manager
     Telex-Chile S.A.

c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  August 2, 2002